February 22, 2016

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Mara L. Ransom, Assistant Director

100 F Street, NE

Washington, D.C. 20549

            Re: Force Protection Video Equipment Corp.

Form S-1

Dear Ms. Ransom:

On behalf of Force Protection Video Corp, a Florida corporation (the “Company”), we submit our responses to the comments of the staff (the “Staff”) of the Securities & Exchange Commission (the “Commission”) dated February 11, 2016, to the Company’s Registration Statement on Form S-1 (File No. 333-208720) (the “Registration Statement”) filed on December 23, 2015, for resale of 13,815,474 shares of the Company’s common stock (“Common Stock”) by RDW Capital LLC, (“RDW”) the selling stockholder named in the Registration Statement. In connection with these responses, the Company has withdrawn the Registration Statement on Form S-1 filed with the Commission on December 23, 2015.

We are filing a new S-1 Registration Statement today in connection with the comments received from the staff and seeking to register 2,415,000 shares which represents one third (1/3) of the public float of the Company’s common shares held by non-affiliates of the Company.

Please note that the Company’s common shares are now quoted by the OTC Markets OTCQB.

Pursuant to Rule 457, please apply the registration fee from the December 23, 2015, withdrawn Form S-1 registration statement (File No. 333-208720) to this filing.

GENERAL

Staff Comment 1

1. We note your response to comment 1, including your amendments to Section 2.4 of the Securities Purchase Agreement. We also note that you indicate that the closing of the third and fourth tranches are not subject to closing conditions within the control of RDW. However, it appears that Section 2.1 of the Securities Purchase Agreement, as amended by the Amended Securities Purchase Agreement, provides that RDW is not required to fund the third and fourth Tranches if the Equity Conditions are not met. Equity Conditions (c)(ii), (f), and (k) appear to be within the control of RDW.

Please either amend your registration statement to reduce the number of shares being offered so that only those shares pertaining to previously completed conversions are being registered or provide us with your analysis as to your eligibility to register the resale of common stock underlying the RDW Additional Financings at this time.

Company Response to Staff Comment 1

1. Please note that the Company has filed a registration withdrawal and a new registration statement to reflect amendments to the Securities Purchase Agreement specifically. Equity Conditions (c)(ii), (f), and (k) have been removed and are not within the control of RDW. The investor is irrevocably bound to purchase the RDW Notes, subject only to conditions outside the control of the investor.

Staff Comment 2

2. We note your responses to comments 2 and 5. Given the size of this offering relative to the number of shares outstanding held by non-affiliates, this offering appears to be a primary offering. If this is the case, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Additionally, because the offered securities are not qualified to be registered on Form S-3, you would not able to make an at the market offering pursuant to Rules 415(a)(1)(x) and 415(a)(4) of Regulation C.

Therefore, please revise the terms of your offering to provide that all offers and sales by RDW will be made at a disclosed fixed price for the duration of the offering, to reduce the number of shares being offered so that only those shares pertaining to previously completed conversions are being registered, and to make conforming changes to the prospectus.

If you disagree with our determination, please advise us of your basis for determining that the transaction is appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website

Company Response to Staff Comment 2

2.  We have reduced the number of shares being registered to 2,415,000 common shares representing one-third of the public float which is held by non-affiliates.

RDW FINANCING, PAGE 8

Staff Comment 3

3. We note your response to comment 9. Please confirm that you intend to list Carter, Terry & Company as an underwriter or explain why Cater, Terry & Company should not be listed as an underwriter.

Company Response to Staff Comment 3

3. This confirms we intend to list Carter, Terry & Company as an underwriter.

COMPANY ACKNOWLEDGMENT

The Company acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Paul Feldman

Paul Feldman, Chief Executive Officer

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